UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on a Form 6-K on April 15, 2025, Zhibao Technology Inc. (the “Company”) reported the Company’s Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023 (the “Original Interim Financial Statements”).

The Original Interim Financial Statements contains the error relating to the convertible notes and warrants issued to one institutional investor. The warrants were incorrectly accounted for and reported as equity, which should be reclassified as warrant liabilities. The Company revised the error for the six months ended December 31, 2024 in NOTE 10 – WARRANT LIABILITIES. On April 30, 2025, the audit committee of the Company held a meeting, discussed the misstatement with the Company’s management and the Company’s auditor, Marcum Asia CPAs LLP, and approved the changes.

Attached as Exhibit 99.1 to this report on Form 6-K (the “Report”) is the revised Unaudited Condensed Consolidated Financial Statements of the Company for the Six Months Ended December 31, 2024 and 2023 (the “Revised Interim Financial Statements”).

Attached as Exhibit 99.2 to this Report is the Operating and Financial Review and Prospects in connection with the Revised Interim Financial Statements.

On May 2, 2025, the Company issued a press release announcing its Revised Interim Financial Statements for the six months ended December 31, 2024. A copy of the press release is furnished as Exhibit 99.3 to this Report.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-1 (Registration No. 333-282423), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: May 2, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023
99.2	Operating and Financial Review and Prospects in connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2024 and 2023
99.3	Press Release on the Revised Unaudited Financial Results for the Six Months Ended December 31, 2024 and 2023
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

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